UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        NATIONAL EQUIPMENT SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635847 10 6
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 18, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635847 10 6

1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                               7          SOLE VOTING POWER

           NUMBER OF                      -0-

            SHARES             8          SHARED VOTING POWER

         BENEFICIALLY                     4,615,384

           OWNED BY            9          SOLE DISPOSITIVE POWER

             EACH                         -0-

           REPORTING           10         SHARED DISPOSITIVE POWER

            PERSON                        4,615,384

             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,615,384

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.06%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No. 635847 10 6

1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK

                               7          SOLE VOTING POWER

           NUMBER OF                      -0-

            SHARES             8          SHARED VOTING POWER

         BENEFICIALLY                     4,615,384

           OWNED BY            9          SOLE DISPOSITIVE POWER

             EACH                         -0-

           REPORTING           10         SHARED DISPOSITIVE POWER

            PERSON                        4,615,384

             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,615,384

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.06%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No. 635847 10 6

1        NAME OF REPORTING PERSON

         T. MICHAEL LONG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                               7          SOLE VOTING POWER

           NUMBER OF                      -0-

            SHARES             8          SHARED VOTING POWER

         BENEFICIALLY                     4,615,384

           OWNED BY            9          SOLE DISPOSITIVE POWER

             EACH                         -0-

           REPORTING           10         SHARED DISPOSITIVE POWER

            PERSON                        4,615,384

             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,615,384

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.06%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No. 635847 10 6

1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                               7          SOLE VOTING POWER

           NUMBER OF                      -0-

            SHARES             8          SHARED VOTING POWER

         BENEFICIALLY                     4,615,384

           OWNED BY            9          SOLE DISPOSITIVE POWER

             EACH                         -0-

           REPORTING           10         SHARED DISPOSITIVE POWER

            PERSON                        4,615,384

             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,615,384

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.06%

14       TYPE OF REPORTING PERSON

         IN

         This Amendment No. 1 with respect to the Statement on Schedule 13D filed on May 24, 1999 (the "Statement"), relating to the common stock, par value $.01 per share, issued by National Equipment Services, Inc., a Delaware corporation, hereby amends the Statement in the following respects only. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

         The first sentence of the first paragraph of Item 3 is hereby deleted and replaced in its entirety with the following:

                  Pursuant to a Stock Purchase Agreement, dated as of April 27, 1999 (the "Stock Purchase Agreement"), among the Company, the Fund and the other parties signatory thereto, on May 14, 1999 and June 18, 1999 the Company issued, and the Fund acquired from the Company, 36,000 shares and 24,000 shares, respectively, of Senior Redeemable Convertible Preferred Stock, Series A, par value $.01 per share (the "Preferred Stock"), of the Company.

         The second paragraph of Item 3 is hereby deleted and replaced in its entirety with the following:

                  The consideration paid by the Fund for the shares of Preferred Stock it purchased under the Stock Purchase Agreement consisted of $60,000,000 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.  Purpose of Transaction.

         The second sentence of the second paragraph of Item 4 is hereby deleted in its entirety.

Item 5.  Interest in Securities of the Issuer.

         The first two paragraphs of Item 5, paragraphs (a) through (c) are hereby deleted and replaced in their entirety with the following:

                  (a) through (c). As set forth above, on May 14, 1999 the Fund acquired 36,000 shares of Preferred Stock and on June 18, 1999 the Fund acquired 24,000 shares of Preferred Stock. Accordingly, as of June 18, 1999, assuming the conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date, the Fund may be deemed to own 4,615,384 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Exchange Act and there being 24,121,885 shares of Common Stock outstanding (as represented to the Fund by the Company in the Stock Purchase Agreement), represents 16.06% of the outstanding shares of Common Stock.

                  By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 4,615,384 shares of Common Stock, representing approximately 16.06% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as represented by the Company to the Fund in the Stock Purchase Agreement). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of Long and Tucker may be deemed to beneficially own 4,615,384 shares of Common Stock, representing approximately 16.06% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as represented by the Company to the Fund in the Stock Purchase Agreement).

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 1999

                                     THE 1818 FUND III, L.P.

                                     By: Brown Brothers Harriman & Co.,
                                         General Partner

                                     By: /s/ Lawrence C. Tucker
                                         ----------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner


                                     BROWN BROTHERS HARRIMAN & CO.

                                     By: /s/ Lawrence C. Tucker
                                         ----------------------
                                         Name:  Lawrence C. Tucker
                                         Title: Partner


                                     /s/ T. Michael Long
                                     -------------------
                                     T. Michael Long


                                     /s/ Lawrence C. Tucker
                                     ----------------------
                                     Lawrence C. Tucker